Skadden, Arps, Slate, Meagher & Flom llp

FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com February 27, 2013	FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON ----------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON
VIA EDGAR TRANSMISSION AND HAND DELIVERY Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: David L. Orlic Special Counsel	MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

RE:	Stillwater Mining Company
Schedule TO-I
Filed on February 14, 2013
File No. 005- 5-44031

Dear Mr. Orlic:

On behalf of Stillwater Mining Company (the “Company”), we hereby submit the Company’s response to comments from the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from David L. Orlic, Special Counsel, dated February 20, 2013 (the “Comment Letter”), with respect to the Company's Schedule TO-I Filed on February 14, 2013.  For your convenience, we have included a summary of the comments below followed by the Company’s response.

General

1) Comment: As currently represented, the offer could be open for less than 20 full business days due to the initial expiration time of 5:00 p.m. on the nineteenth business day following commencement. Please revise so that the offer will be open, and withdrawal rights will be available, at least through midnight on the twentieth business day. See Question and Answer Eight in SEC Release No. 34-16623 (March 5, 1980) and Rule 13e-4(a)(3).

We have revised the offer period so that it remains open for 20 full business days.  Holders will have until 12:00 midnight, New York City time, on March 15, 2013 to exercise their rights under the Put Option and withdraw their previous exercise of the Put Option. Accordingly, pursuant to Section 5.10 of the Indenture, the Company will forward to the Paying Agent, prior to 11:00 a.m., New York City time, on March 18, 2013 (the business day following March 15, 2013), the appropriate amount of cash required to pay the Purchase Price for all validly surrendered Notes, and the Paying Agent will promptly distribute the cash to DTC and Holders, as applicable.

A Notice to Holders that announces these extensions will be delivered to Holders and will be filed with an amendment to the Schedule TO.

2) Comment: Please provide the proper signature certification in your Schedule TO.

February 27, 2013

The signature certification has been revised in the Schedule TO as follows:

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Additional Information, page 14

3) Comment: We note the disclosure appearing in the final paragraphs of this subsection. Please confirm that, if a material change occurs in the information published, sent or given to security holders, you will disseminate promptly disclosure of the change in a manner reasonably calculated to inform security holders of the change. See Rule 13e-4(e)(3).

We have amended this section to include the following language:

The Schedule TO does not permit "incorporation by reference" of documents filed after its date. Accordingly, if a material change occurs in the information set forth in this Put Option, we will amend the Schedule TO accordingly.

Company Acknowledgement

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had the opportunity to review these responses, please do not hesitate to contact me at (212) 735-3574. Facsimile transmissions may be sent to me at (917) 777-3574.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:  Securities and Exchange Commission